IMMEDIATE RELEASE

Spiral Toys Reports Second Quarter 2015 Results

Commercial Product Sales Commenced with the Launch of CloudPets and Marked Completion of Spiral Toy’s Development Stage

LOS ANGELES, CA – August 14, 2015 – Spiral Toys (OTCQB: STOY), a leading provider of mobile-connected, wireless entertainment technology, reported results for the second quarter ended June 30, 2015.

Q2 2015 Highlights

•

Launched CloudPets, the company's flagship line of connected, interactive plush toys, supported by a $9.6 million partner-funded television and digital advertising campaign on major children's networks, including Nickelodeon, The Cartoon Network, ABC Family and Disney XD.

•

Received orders for more than 1 million CloudPet units from Spiral’s toy distribution partner, which will be sold to major retailers across the U.S. and Canada

•

Generated the first significant quarterly revenue for the company, totaling $1.5 million on orders for approximately 339,000 CloudPets from retailers and consumers.

Management Commentary

“We crossed a number of major milestones in the second quarter of 2015, as we emerged from the development stage to the first significant commercial sales generated by our mobile-connected platform technology,” said Spiral CEO, Mark Meyers. “Our first major multi-media advertising campaign generated a much greater than expected retail demand for CloudPets, resulting in more than a million units ordered from our distribution partner during the quarter. This has increased by more than 60% since quarter-end, driven by orders from new major retailers.

“During the quarter we also recognized a small amount of licensing fee revenue on the delivery of approximately 40,000 CloudPets to retailers. We expect these licensing fees, which are recognized as units are shipped to retailers, to increase substantially over the next few quarters as more CloudPets arrive on the shelves of major retailers throughout the U.S. and Canada.

“As our retail rollout continues to gain momentum, we are preparing for the fall launch of a second national television marketing campaign aimed at enhancing our CloudPets brand, increasing awareness of our CloudPets mobile app and further building retail demand as we head into the holiday season.

“Our recently updated CloudPets 2.0 mobile app has introduced new functionality and now allows for in-app purchases of interactive games, children's music, and other premium content. We expect to begin generating high-margin revenue from the sale of digital content in the second half of the year, as the sale of CloudPets brings in new mobile users, including children and parents alike.

“The success of CloudPets has encouraged the continued development of three new product lines that are based on our platform technology, a technology designed to create an interactive social media experience around physical consumer products. Two of these products are on track for launch in 2016, which will follow similar go-to-market strategies that made the rollout of CloudPets so successful.

“We are also evaluating opportunities to acquire additional titles and content that are complementary to our current mobile app offerings, and which furthers our broader mission of building a high-value, digital ecosystem of connected users.”

Financial Overview

Revenue for the three months ended June 30, 2015 totaled $1.5 million, which also marked the first meaningful revenue generated by the company since it began its platform technology commercialization phase this year.

Gross margin was 11.9% for the three months ended June 30, 2015, generating gross profit of $180,000, driven by the manufacturing of electronic components that power CloudPets’ connected and interactive technology. Looking toward the remainder of 2015, margins are expected to expand due to an anticipated reduction in production costs as volume increases.

Total operating expenses during the quarter ended June 30, 2015 were $938,000 as compared to $50,000 for the same period in 2014. The increase reflects expenses incurred in connection with CloudPets’ product development and CloudPet’s App development, as well as legal and professional fees in an aggregate amount of $370,000. Although ongoing expenses in connection with such legal and professional services will remain, expenses this quarter may be higher than in future quarters due to the payment of initial fees. The investment was made to prepare the company for future growth and development.

Net loss for the three months ended June 30, 2015 totaled $831,000 or $(0.02) per basic and diluted share, which compared to a loss of $72,000 or $(0.00) per basic and diluted for the same period in 2014.

As of June 30, 2015, working capital surplus totaled $183,000, which compared to a working capital deficit of $312,000 at March 31, 2015.  This change was driven by the combination of a capital raise of $1.2 million during the six months ended June 30, 2015 and the commencement of revenue generation due to the launch of CloudPets, offset by the increase in operating expenses.

About Spiral Toys

Spiral Toys (OTCQB: STOY) is a California-based company with a business, founded by a former senior executive of Disney and Sony, focused on developing and marketing products and mobile applications in the mobile-connected space. Spiral’s mobile-connected entertainment platform connects physical items to today’s top mobile devices through wireless technologies, creating a new kind of interactive user experience.

Spiral offers its products for sale worldwide, and is developing additional applications based on its platform technology for several different verticals within the entertainment industry. Spiral collects revenue on both the physical purchase of goods and the sale of digital content through Apple’s App Store and the Google Marketplace. The company also acts as co-developer with major entertainment studios. For more information, visit www.spiraltoys.com.

Forward-Looking Statements

All statements in this press release that are not based on historical fact are "forward-looking statements." The terms “expects”, “would”, “will”, “believes”, and similar terms are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Spiral Toys in light of its experience and its perception of current conditions and expected future developments, as well as other factors that Spiral Toys believes are appropriate in the circumstances. Many factors could cause Spiral Toys’ actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risk factors and others relating to Spiral Toys that may cause actual results to differ are set forth in Spiral Toys’ periodic filings with the U.S. Securities and Exchange Commission (copies of which filings may be obtained at www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on Spiral Toys’ forward-looking statements. Spiral Toys has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Company Contact:

Mark Meyers, CEO

Spiral Toys

Tel (800) 598-6845

investor@spiraltoys.com

Investor Relations:

Michael Koehler

Liolios Group, Inc.

Tel (949) 574-3860

STOY@liolios.com

- Tables to Follow –

SPIRAL TOYS, INC.

Consolidated Balance Sheets

	June 30, 2015	December 31, 2014
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$ 221,788	$ 245,091
Accounts receivable	1,470,844	-
Prepaid expenses	4,437	-
Total Current Assets	1,697,069	245,091
OTHER ASSETS
Goodwill (Note 7)	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 1,697,069	$ 245,091

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 1,075,817	$ 115,049
Convertible short term notes	21,000	42,000
Current maturities of notes payable - related parties	115,738	115,738
Deferred revenue	274,569	-
Interest payable	27,101	21,079
Total Current Liabilities	1,514,225	293,866
TOTAL LIABILITIES	1,514,225	293,866

STOCKHOLDERS' DEFICIT
Preferred stock: par value $0.001, 1,000,000 shares authorized;
zero shares issued and outstanding	-	-
Common stock: par value $0.001, 74,000,000 shares authorized;
46,666,221 and 41,336,667 shares issued and outstanding, respectively	46,665	41,337
Additional paid-in capital	5,869,147	4,208,516
Accumulated deficit	(5,732,968)	(4,298,628)
TOTAL STOCKHOLDERS' (DEFICIT)	182,844	(48,775)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$ 1,697,069	$ 245,091

See accompanying notes to the consolidated financial statements.

 SPIRAL TOYS, INC.

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
SALES
Product sales, net	$ 1,500,366	$ -	$1,500,366	$ -
License fee	12,806		12,806	-
Consulting- product development	-	-	10,000	-
Total Sales	1,513,172	-	1,523,172	-
COST OF GOODS SOLD	1,332,974	-	1,332,974	-
GROSS MARGIN	180,198	-	190,198	-

OPERATING EXPENSES
Product development costs	281,993	-	456,158	-
Legal and professional expenses	388,820	29,888	566,492	61,386
Salaries and wages and consulting	195,547	19,500	360,010	32,500
General and administrative	75,047	621	147,498	3,215
Total Operating Expenses	941,407	50,009	1,530,158	97,101
LOSS FROM OPERATIONS	(761,209)	(50,009)	(1,339,960)	(97,101)
OTHER EXPENSE
Interest expense	(24,011)	(2,760)	(49,020)	(5,490)
Loss on conversion	(45,360)	-	(45,360)	-
Total Other Expense	(69,371)	(2,760)	(94,380)	(5,490)
LOSS BEFORE INCOME TAX
PROVISION AND NON-
CONTROLLING INTEREST	(830,580)	(52,769)	(1,434,340)	(102,591)
Income tax provision	-	-	-	-
NET LOSS FROM CONTINUING
OPERATIONS	(830,580)	(52,769)	(1,434,340)	(102,591)
Net loss attributable to
Discontinued operations	-	(23,752)	-	(23,752)
NET INCOME (LOSS) BEFORE CONTROLLING
INTEREST	(830,580)	(76,521)	(1,434,340)	(126,343)
Net loss attributable to
non-controlling interest	-	4,651	-	4,750
NET INCOME (LOSS) ATTRIBUTABLE
TO COMMON STOCKHOLDERS	$ (830,580)	$ (71,870)	$ (1,434,340)	$ (121,593)

NET INCOME (LOSS) PER COMMON SHARE
BASIC AND DILUTED
Continuing operations	$ (0.02)	(0.00)	(0.03)	(0.00)
Discontinued operations	$ (0.00)	(0.00)	(0.00)	(0.00)
Total	$ (0.02)	(0.00)	(0.03)	(0.01)
Weighted average common shares outstanding
BASIC AND DILUTED	44,851,591	20,684,129	43,346,083	20,657,545

See accompanying noted to the consolidated financial statements.

SPIRAL TOYS, INC.

Consolidated Statements of Cash Flows

(unaudited)

	For the Six Months Ended
	June 30,
	2015	2014
OPERATING ACTIVITIES:
Net (loss)	$(1,434,340)	$ (121,593)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Contributed capital (salary)	-	9,750
Beneficial conversion	21,000	-
Loss on debt extinguishment	45,360	-
Shares-based compensation related to common stock	334,839	-
Notes payable issued for services	63,000	-
Changes in operating assets and liabilities:
Accounts receivable	(1,470,844)	-
Prepaid expenses	(4,437)	-
Accounts payable	960,768	32,826
Accrued salaries		22,750
Accrued interest	6,022	5,491
Deferred revenue	274,569	-
Cash Used in Operating Activities - Continuing Operations	(1,204,063)	(50,776)
Cash Used in Operating Activities - Discontinued Operations	-	(4,900)
Net Cash Used in Operating Activities	(1,204,063)	(55,676)

INVESTING ACTIVITIES:
Cash Provided from Investing Activities	-	-

FINANCING ACTIVITIES:
Proceeds from notes payable - related parties	-	10,000
Proceeds from notes payable	-	5,000
Proceeds from sale of common stock for cash	1,180,760	67,500
Cash Provided by Financing Activities - Continuing Operations	1,180,760	82,500
Cash Provided by Financing Activities - Discontinued Operations	-	24,659
Net Cash Provided by Financing Activities	1,180,760	107,159
NET CHANGE IN CASH	(23,303)	51,483
CASH AT BEGINNING OF YEAR	245,091	16,746
CASH AT END OF PERIOD	$ 221,788	$ 68,229

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid	$ -	$ -
Income tax paid	$ -	$ -
Non-Cash Investing and Financing Activities:
Common stock issued for notes payable	$ 84,000	$ -

See accompanying notes to the consolidated financial statements.